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                                                          EXHIBIT 12.1
                        AMERICAN EXPRESS COMPANY
      COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollars in millions)

                                     Years Ended December 31,
                            -----------------------------------------
                            1996      1995     1994     1993     1992
                            ----      ----     ----     ----     ----
Earnings:
 Pretax income from
   continuing operations  $2,664    $2,183   $1,891   $2,326   $  896
 Interest expense          2,160     2,343    1,925    1,776    2,171
 Other adjustments           139        95      103       88      196
                          ------    ------   ------   ------   ------
Total earnings (a)        $4,963    $4,621   $3,919   $4,190   $3,263
                          ------    ------   ------   ------   ------

Fixed charges:
 Interest expense         $2,160    $2,343   $1,925   $1,776   $2,171
 Other adjustments           130       135      142      130      154
                          ------    ------   ------   ------   ------
Total fixed charges (b)   $2,290    $2,478   $2,067   $1,906   $2,325
                          ------    ------   ------   ------   ------

Ratio of earnings to
 fixed charges (a/b)        2.17      1.86     1.90     2.20     1.40

  Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statement of Income.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.
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                                                          EXHIBIT 12.2
                          AMERICAN EXPRESS COMPANY
      COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND
                          PREFERRED SHARE DIVIDENDS
                            (Dollars in millions)

                                     Years Ended December 31,
                            --------------------------------------------
                            1996     1995       1994      1993      1992
                            ----     ----       ----      ----      ----
Earnings:
 Pretax income from
   continuing operations  $2,664   $2,183     $1,891    $2,326    $  896
 Interest expense          2,160    2,343      1,925     1,776     2,171
 Other adjustments           139       95        103        88       196
                          ------   ------     ------    ------    ------
Total earnings (a)        $4,963   $4,621     $3,919    $4,190    $3,263
                          ------   ------     ------    ------    ------

Fixed charges and
 preferred share
 dividends:
 Interest expense         $2,160   $2,343     $1,925    $1,776    $2,171
 Dividends on preferred
   shares                      8       24         50        66        65
 Other adjustments           130      135        142       130       154
                          ------   ------     ------    ------    ------
Total fixed charges and
 preferred share
 dividends (b)            $2,298   $2,502     $2,117    $1,972    $2,390
                          ------   ------     ------    ------    ------

Ratio of earnings to
 fixed charges and
 preferred share
 dividends (a/b)            2.16     1.85       1.85      2.12      1.37

  Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statement of Income.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges and preferred share dividends" computation, dividends on outstanding preferred shares have been increased to an amount representing the pretax earnings required to cover such dividend requirements. Other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.